Exhibit 99.1

Ardagh Group S.A. – Second Quarter 2020 Results

Ardagh Group S.A. (NYSE: ARD) today announced its results for the second quarter ended June 30, 2020.

	June 30, 2020	June 30, 2019	Change	Constant Currency

	($'m except per share data)
Revenue (1)	1,606	1,712	(6%)	(5%)
Adjusted EBITDA (1)	271	310	(13%)	(11%)
Adjusted EBITDA margin (1)	16.9%	18.1%
(Loss)/earnings per share - Group	(0.27)	0.29
Adjusted earnings per share - Group (2)	0.37	0.48
(Loss)/profit for the period - Group	(64)	69

Dividend per share declared (3)	0.15	0.14

Paul Coulson, Chairman and Chief Executive, said “The Group performed well in the quarter, reflecting strong execution and the defensive end markets we serve. Earnings grew in Metal Beverage Packaging, while Glass Packaging’s performance was very resilient. Demand for sustainable packaging remains strong and we continue to progress our growth investment projects. We also availed of favourable markets to improve our capital structure and ended the quarter with total liquidity of $1.6 billion. Overall trading trends in June were positive and we are well-positioned to benefit from further improvements in market demand.”

•	Revenue for the quarter of $1,606 million was 5% lower than the prior year at constant currency, with growth of 3% in Metal Beverage Packaging offset by a 7% reduction in Glass Packaging.
•	Volume/mix for the Group declined by 3%, as growth of 1% in Metal Beverage Packaging was offset by an 8% reduction in Glass Packaging.
•	Adjusted EBITDA of $271 million for the quarter, a reduction of 11% at constant currency on the prior year.
•	Global beverage can shipments increased by 3% in the quarter, led by strength in Europe. Total beverage can shipments increased by 2% in the year to date, with specialty can shipment growth of 7%.
•

Metal Beverage Packaging performed strongly, reflecting continued strong demand and good operational execution. Adjusted EBITDA of $139 million, representing 51% of Group Adjusted EBITDA, increased by 2% at constant currency, with growth of 5% in the Americas and a stable outturn in Europe.

•

Resilient performance in Glass Packaging, with strength in food end markets mitigating the impact of on-premise closures. Adjusted EBITDA of $132 million, a margin of 17.0%, reflected lower volume/mix and under absorption of fixed overheads.

•	Business Growth Investment projects continued to progress during the period, to support growth in demand for sustainable packaging.
•	Total liquidity of $1.6 billion at June 30, 2020, including $1.45 billion in cash.
•	Capital structure further improved during the quarter, with an average debt maturity of six years and no bond maturities before 2025.

(1) Continuing Operations results unless stated otherwise. For a reconciliation to the most comparable GAAP measures, see page 13.

(2) Adjusted earnings per share and Adjusted profit for the three and six months ended June 30, 2020 includes the Group’s share of the Adjusted profit of its material equity accounted joint venture, Trivium Packaging B.V. which is further set out on page 12. The comparative periods include the results of the divested Food & Specialty business which have been presented as a Discontinued Operation.

(3) Payable on October 1, 2020 to shareholders of record on September 17, 2020.

1

Summary Financial Information

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	(in $ millions, except EPS, ratios and percentages)
Revenue (4)	1,606	1,712	3,228	3,351
Adjusted EBITDA (4)	271	310	544	586
Adjusted EBITDA margin (4)	16.9%	18.1%	16.9%	17.5%
Operating cash flow (4)	183	107	(102)	34

(Loss)/profit for the period - Group	(64)	69	19	82
Adjusted profit for the period - Group (5)	87	114	160	197
(Loss)/earnings per share - Group	(0.27)	0.29	0.08	0.35
Adjusted earnings per share - Group (5)	0.37	0.48	0.68	0.83

	At June 30,	At December 31,
	2020	2019
	$'m	$'m
Net debt (6)	5,690	5,328
Cash and available liquidity	1,590	1,278
Net debt to LTM Adjusted EBITDA (7)	5.0x	4.5x

(4) Continuing Operations results for the three and six months ended June 30, 2019 unless stated otherwise. For a reconciliation to the most comparable GAAP measures, see page 13.

(5) Adjusted earnings per share and Adjusted profit for the three and six months ended June 30, 2020 includes the Group’s share of the Adjusted profit of its material equity accounted joint venture, Trivium Packaging B.V. which is further set out on page 12. The comparative periods include the results of the divested Food & Specialty business which have been presented as a Discontinued Operation.

(6) Net debt is comprised of net borrowings and derivative financial instruments used to hedge foreign currency and interest rate risk, net of cash and cash equivalents. Net borrowings includes IFRS 16 lease obligations.

(7) Net debt to LTM Adjusted EBITDA, at December 31, 2019, reflects the LTM Adjusted EBITDA for Continuing Operations.

2

Financial Performance Review

Bridge of 2019 to 2020 Revenue and Adjusted EBITDA

Three months ended June 30, 2020

Revenue	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$'m	$'m	$'m	$'m	$'m
Revenue 2019	411	456	412	433	1,712
Organic	(3)	(21)	(32)	(25)	(81)
FX translation	(13)	—	(12)	—	(25)
Revenue 2020	395	435	368	408	1,606

Adjusted EBITDA	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$'m	$'m	$'m	$'m	$'m
Adjusted EBITDA 2019	72	66	99	73	310
Organic	—	3	(20)	(17)	(34)
FX translation	(2)	—	(3)	—	(5)
Adjusted EBITDA 2020	70	69	76	56	271

2020 margin	17.7%	15.9%	20.7%	13.7%	16.9%
2019 margin	17.5%	14.5%	24.0%	16.9%	18.1%

Six months ended June 30, 2020

Revenue	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$'m	$'m	$'m	$'m	$'m
Revenue 2019	803	895	804	849	3,351
Organic	—	(16)	(30)	(32)	(78)
FX translation	(23)	—	(22)	—	(45)
Revenue 2020	780	879	752	817	3,228

Adjusted EBITDA	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$'m	$'m	$'m	$'m	$'m
Adjusted EBITDA 2019	141	117	184	144	586
Organic	(13)	13	(14)	(19)	(33)
FX translation	(4)	—	(5)	—	(9)
Adjusted EBITDA 2020	124	130	165	125	544

2020 margin	15.9%	14.8%	21.9%	15.3%	16.9%
2019 margin	17.6%	13.1%	22.9%	17.0%	17.5%

3

Group Performance

Revenue of $1,606 million decreased by 6% in the three-months ended June 30, 2020, compared with the same period last year. On a constant currency basis, revenue decreased by 5%, due to lower COVID-19 impacted demand, primarily in Glass Packaging, as well as the pass through of lower input costs in Metal Beverage Packaging, partly offset by favourable volume/mix effects in Metal Beverage Packaging.

Second quarter Adjusted EBITDA of $271 million decreased by 13% at actual exchange rates, compared with the same period last year. On a constant currency basis, Adjusted EBITDA decreased by 11%, as unfavourable volume/mix effects and lower production resulting in unfavourable fixed cost absorption, primarily in Glass Packaging, was partly offset by favourable volume/mix effects in Metal Beverage Packaging and other operating cost savings.

Metal Beverage Packaging Europe

Revenue decreased by $16 million, or 4%, to $395 million in the three months ended June 30, 2020, compared with $411 million in the three months ended June 30, 2019. Excluding unfavourable foreign currency translation effects of $13 million, revenue decreased by $3 million principally reflecting the pass through of lower input costs, partly offset by volume/mix growth of 2%.

Adjusted EBITDA decreased by $2 million, or 3%, to $70 million in the three months ended June 30, 2020, compared with $72 million in the three months ended June 30, 2019. Excluding unfavourable foreign currency translation effects of $2 million, Adjusted EBITDA was in line with the prior year, as favourable volume/mix effects were offset by lower selling prices.

Metal Beverage Packaging Americas

Revenue decreased by $21 million, or 5%, to $435 million in the three months ended June 30, 2020, compared with $456 million in the three months ended June 30, 2019. The decrease in revenue principally reflected the pass through of lower input costs, partly offset by favorable volume/mix effects of 1%.

Adjusted EBITDA increased by $3 million, or 5%, to $69 million in the three months ended June 30, 2020, compared with $66 million in the three-month period ended June 30, 2019. The increase was mainly driven by favourable volume/mix effects and operating cost savings.

Glass Packaging Europe

Revenue decreased by $44 million, or 11%, to $368 million in the three months ended June 30, 2020, compared with $412 million in the three months ended June 30, 2019. Excluding unfavourable foreign currency translation effects of $12 million, revenue decreased by $32 million, or 8%, mainly due to unfavourable volume/mix effects of 10%, primarily as a result of COVID-19 impacted demand, partly offset by contracted price increases.

Adjusted EBITDA decreased by $23 million, or 23%, to $76 million in the three months ended June 30, 2020, compared with $99 million in the three months ended June 30, 2019. The decrease primarily reflected unfavourable volume/mix effects and lower production resulting in unfavourable fixed cost absorption, partly offset by contracted price increases and other operating cost savings.

Glass Packaging North America

Revenue decreased by $25 million, or 6%, to $408 million in the three months ended June 30, 2020, compared with $433 million in the three months ended June 30, 2019. The decrease in revenue reflected unfavourable volume/mix effects of 6%, principally due to the impact of COVID-19 on demand.

Adjusted EBITDA decreased by $17 million, or 23%, to $56 million in the three months ended June 30, 2020, compared with $73 million in the three months ended June 30, 2019. The decrease was mainly as a result of unfavourable volume/mix effects and lower production resulting in unfavourable fixed cost absorption and increased costs.

Financing Activity

On April 7, 2020, the Group issued $500 million 5.250% Senior Secured Notes due 2025 and on April 8, 2020, the Group issued $200 million add-on 5.250% Senior Secured Notes due 2025. Net proceeds from the issuance of the notes were used to redeem in full a $300 million term loan credit facility on April 8, 2020 and for general corporate purposes.

On June 2, 2020, the Group issued $1,000 million 5.250% Senior Notes due 2027. The net proceeds from the issuance of the notes were used to repurchase, by means of a tender and consent offer, approximately $900 million of the $1,700 million 6.000% Senior Notes due 2025, together with applicable redemption premium and accrued interest.

4

On June 4, 2020, the Group issued $715 million add-on 4.125% Senior Secured Notes due 2026. Proceeds from the issuance of the notes, net of expenses, were used to redeem in full the $695 million 4.250% Senior Secured Notes due 2022, together with applicable redemption premium and accrued interest.

On June 10, 2020, the Group issued €790 million  2.125% Senior Secured Notes due 2026. Proceeds from the issuance of the notes, net of expenses, were used to redeem in full the €741 million 2.750% Senior Secured Notes due 2024, together with applicable redemption premium and accrued interest.

COVID-19

The outbreak of the COVID-19 pandemic and measures to prevent its spread, including restrictions on travel, imposition of quarantines and prolonged closures of workplaces and other businesses, including hospitality, leisure and entertainment outlets, and the related cancellation of events, has impacted our business in a number of ways. This has included an adverse effect from reduced global economic activity and resulting demand for our customers’ products and, therefore, the products we manufacture. It may also adversely affect our ability to operate our business, including potential disruptions to our supply chain and workforce. The COVID-19 impact on capital markets could also impact our cost of borrowing.

The ultimate significance of the impact of these disruptions, including the extent of their adverse impact on our financial and operational results, will be determined by the length of time that such disruptions continue which will, in turn, depend on the duration of the COVID-19 pandemic, the impact of governmental and other regulations in response to the pandemic and the resulting effect on macroeconomic activity and consumer behavior.

During the three months ended June 30, 2020, our Glass business, in particular, was affected, and experienced reductions in customer demand and therefore revenue as a direct consequence of the various global lockdowns and the related impact to “on-premise” sales. The aforementioned reduction in customer demand caused loss of margin in addition to excess capacity costs as a result of lower production volumes.  In addition, throughout the Group, incremental COVID-19 related costs, including increased safety and cleaning costs were incurred.

Our response to the COVID-19 across our business operations can be summarized as follows:

Business Continuity: We are a leading supplier of consumer packaging solutions, comprising metal beverage cans and glass containers, primarily for the beverage and food end markets in Europe, North America and Brazil. In the markets we operate in, Ardagh is an essential provider of packaging to the beverage and food supply chain. Our people are deemed “Essential Critical Infrastructure Workers” under the guidance of the U.S. Department of Homeland Security, as are our customers. Where other governments issued guidance, we received equivalent designations in all other countries where we operate. We will continue to manage our capacity in response to the evolution of demand.

Employee health and safety: The health and safety of our 16,000 employees and their families and communities, as well as our contractors, suppliers and customers has been our highest priority since the outbreak of the crisis. We established a Group-wide task force to ensure an effective and consistent response across our business. Regular updates have been issued and a dedicated intranet site established to facilitate effective communication of recommendations, policies and procedures. Communication with all stakeholders has been a core element in our response.

Measures continue to evolve in line with best practice and with recommendations by national health authorities and the World Health Organization. Initiatives introduced to date have included: enhanced hygiene procedures in all locations, including increased cleaning in our production facilities; increased investment in personal protective equipment; adapting work practices and routines to ensure social distancing; establishing procedures for self-isolation; travel advisories including restrictions on all non-essential travel, prior to broader restrictions on any travel; restrictions on visitors to our production facilities or by our employees to external facilities; actively encouraging and ultimately requiring remote working for non-operational personnel, and enhancing our IT capability to facilitate increased remote working.

Strong liquidity: As a precautionary measure in response to the increased macroeconomic uncertainty related to COVID-19, we increased our cash on hand and total available liquidity, by drawing on our Global Asset Based Loan facility. As outlined above in financing activities, cash and cash equivalents was increased further during the second quarter and the Group also enhanced its capital structure by refinancing certain debt obligations, resulting in the Group having no Senior Secured or Senior Notes maturing before 2025.

The Group had $1,448 million in cash and cash equivalents and restricted cash as of June 30, 2020, as well as available but undrawn liquidity of $142 million under its credit facilities.

5

Earnings Webcast and Conference Call Details

Ardagh Group S.A. (NYSE: ARD) will hold its second quarter 2020 earnings webcast and conference call for investors at 3 p.m. BST (10 a.m. ET) on July 23, 2020. Please use the following webcast link to register for this call:

Webcast registration and access:

https://onlinexperiences.com/Launch/QReg/ShowUUID=486C6C81-CB84-42E7-AFC3-125342375BA9

Conference call dial in:

United States: +1855 85 70686
International: +44 (0) 3333 000 804
Participant pin code: 16916966#

Slides and quarterly report

Supplemental slides to accompany this release are available at http://www.ardaghgroup.com/investors.

The second quarter 2020 interim report for ARD Finance S.A., issuer of the Senior Secured Toggle Notes due 2027, will be published in due course and available at http://www.ardholdings-sa.com/.

About Ardagh Group

Ardagh Group is a global supplier of infinitely recyclable, metal and glass packaging for the world’s leading brands. Ardagh operates more than 50 metal and glass production facilities in 12 countries across three continents, employing over 16,000 people with sales of $6.7bn.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-GAAP Financial Measures

This press release may contain certain consolidated financial measures such as Adjusted EBITDA, working capital, operating cash flow, Adjusted free cash flow, net debt, Adjusted profit/(loss), Adjusted earnings/(loss) per share, and ratios relating thereto that are not calculated in accordance with IFRS or US GAAP. Non-GAAP financial measures may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures. The non-GAAP financial measures used by Ardagh may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: john.sheehan@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie

6

Consolidated Interim Financial Statements

Consolidated Interim Income Statement for the three months ended June 30, 2020

	Unaudited			Unaudited
	Three months ended June 30, 2020			Three months ended June 30, 2019
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,606	—	1,606	1,712	—	1,712
Cost of sales	(1,371)	(2)	(1,373)	(1,432)	16	(1,416)
Gross profit	235	(2)	233	280	16	296
Sales, general and administration expenses	(75)	(3)	(78)	(73)	(12)	(85)
Intangible amortization	(58)	—	(58)	(59)	—	(59)
Operating profit	102	(5)	97	148	4	152
Net finance expense	(71)	(74)	(145)	(108)	—	(108)
Share of post-tax loss in equity accounted joint venture	(13)	(4)	(17)	—	—	—
(Loss)/profit before tax	18	(83)	(65)	40	4	44
Income tax credit/(charge)	(8)	14	6	(16)	9	(7)
(Loss)/profit from continuing operations	10	(69)	(59)	24	13	37
(Loss)/profit from discontinued operation, net of tax	–	(5)	(5)	39	(7)	32
(Loss)/profit for the period	10	(74)	(64)	63	6	69

(Loss)/profit attributable to:
Equity holders			(64)			69
Non-controlling interests			—			—
(Loss)/profit for the period			(64)			69

(Loss)/earnings per share:
Basic and diluted (loss)/earnings per share attributable to equity holders			($0.27)			$0.29

(Loss)/earnings per share from continuing operations:
Basic and diluted (loss)/earnings per share from continuing operations attributable to equity holders			($0.25)			$0.16

7

Consolidated Interim Income Statement for the six months ended June 30, 2020

	Unaudited			Unaudited
	Six months ended June 30, 2020			Six months ended June 30, 2019
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	3,228	—	3,228	3,351	—	3,351
Cost of sales	(2,731)	(2)	(2,733)	(2,818)	7	(2,811)
Gross profit	497	(2)	495	533	7	540
Sales, general and administration expenses	(173)	(6)	(179)	(154)	(14)	(168)
Intangible amortization	(116)	—	(116)	(117)	—	(117)
Operating profit	208	(8)	200	262	(7)	255
Net finance expense	(105)	(74)	(179)	(240)	—	(240)
Share of post-tax loss in equity accounted joint venture	(12)	(8)	(20)	—	—	—
Profit before tax	91	(90)	1	22	(7)	15
Income tax (charge)/credit	(32)	28	(4)	(10)	11	1
(Loss)/profit from continuing operations	59	(62)	(3)	12	4	16
Profit from discontinued operation, net of tax	—	22	22	74	(8)	66
Profit for the period	59	(40)	19	86	(4)	82

Profit attributable to:
Equity holders			19			82
Non-controlling interests			—			—
Profit for the period			19			82

Earnings per share:
Basic and diluted earnings per share attributable to equity holders			$0.08			$0.35

(Loss)/earnings per share from continuing operations:
Basic and diluted (loss)/earnings per share from continuing operations attributable to equity holders			($0.01)			$0.07

8

Consolidated Interim Statement of Financial Position

	Unaudited	As Reported
	At June 30,	At December 31,
	2020	2019
	$'m	$'m

Non-current assets
Intangible assets	2,760	2,884
Property, plant and equipment	2,645	2,677
Derivative financial instruments	50	4
Deferred tax assets	248	204
Investment in material joint venture	368	375
Other non-current assets	66	68
	6,137	6,212
Current assets
Inventories	995	964
Trade and other receivables	869	734
Contract assets	154	151
Derivative financial instruments	6	3
Cash and cash equivalents	1,448	614
	3,472	2,466
TOTAL ASSETS	9,609	8,678
Equity attributable to owners of the parent
Issued capital	23	23
Share premium	1,292	1,292
Capital contribution	485	485
Other reserves	180	165
Retained earnings	(2,348)	(2,181)
	(368)	(216)
Non-controlling interests	1	1
TOTAL EQUITY	(367)	(215)
Non-current liabilities
Borrowings	6,296	5,524
Lease obligations	277	291
Employee benefit obligations	852	716
Derivative financial instruments	15	44
Deferred tax liabilities	319	344
Provisions	36	29
	7,795	6,948
Current liabilities
Borrowings	521	22
Lease obligations	79	73
Interest payable	41	60
Derivative financial instruments	32	17
Trade and other payables	1,357	1,628
Income tax payable	105	97
Provisions	46	48
	2,181	1,945
TOTAL LIABILITIES	9,976	8,893
TOTAL EQUITY and LIABILITIES	9,609	8,678

9

Consolidated Interim Statement of Cash Flows

	Unaudited
	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$'m	$'m	$'m	$'m
Cash flows from operating activities
Cash generated from continuing operations	295	241	104	331
Interest paid	(73)	(128)	(157)	(208)
Income tax paid	(11)	(18)	(23)	(33)
Net cash generated from/(used in) operating activities - continuing operations	211	95	(76)	90
Net cash generated from operating activities - discontinued operation (8)	—	22	—	20
Net cash generated from/(used in) operating activities	211	117	(76)	110

Cash flows from investing activities
Purchase of property, plant and equipment	(102)	(125)	(226)	(274)
Purchase of software and other intangibles	(3)	(1)	(5)	(6)
Proceeds from disposal of property, plant and equipment	1	—	1	—
Investing cash flows used in continuing operations	(104)	(126)	(230)	(280)
Proceeds from disposal of discontinued operation	32	—	32	—
Investing cash flows used in discontinued operation	—	(28)	—	(68)
Net cash used in investing activities	(72)	(154)	(198)	(348)
			—	—
Cash flows from financing activities
Proceeds from borrowings	3,236	50	4,068	219
Repayment of borrowings	(2,735)	—	(2,753)	(2)
Early redemption premium paid	(61)	—	(61)	—
Deferred debt issue costs paid	(17)	—	(22)	(2)
Lease payments	(23)	(18)	(45)	(36)
Dividends paid	(69)	(33)	(69)	(66)
Consideration paid on extinguishment of derivative financial instruments	—	—	—	(14)
Financing cash flows from continuing operations	331	(1)	1,118	99
Financing cash flows from discontinued operation	—	(11)	—	(13)
Net cash inflow/(outflow) from financing activities	331	(12)	1,118	86

Net increase/(decrease) in cash and cash equivalents	470	(49)	844	(152)
Cash and cash equivalents at the beginning of the period	962	416	614	530
Foreign exchange gains/(losses) on cash and cash equivalents	16	7	(10)	(4)
Cash and cash equivalents at the end of the period	1,448	374	1,448	374

(8) Operating cash flows from the discontinued operation for the three and six months ended June 30, 2019 include include interest and income tax payments of $1 million and $4 million, and $2 million and $5 million respectively.

10

Financial assets and liabilities

At June 30, 2020, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Undrawn
Facility	Currency	drawable	date	type	Amount drawn		amount
		Local			Local
		currency			currency	$'m	$'m
		m			m
5.250% Senior Secured Notes	USD	700	30-Apr-25	Bullet	700	700	–
4.125% Senior Secured Notes	USD	1,215	15-Aug-26	Bullet	1,215	1,215	–
2.125% Senior Secured Notes	EUR	439	15-Aug-26	Bullet	439	492	–
2.125% Senior Secured Notes	EUR	790	15-Aug-26	Bullet	790	885	–
6.000% Senior Notes	USD	800	15-Feb-25	Bullet	800	829	–
4.750% Senior Notes	GBP	400	15-Jul-27	Bullet	400	491	–
5.250% Senior Notes	USD	800	15-Aug-27	Bullet	800	800	–
5.250% Senior Notes	USD	1,000	15-Aug-27	Bullet	1,000	1,000	–
Global Asset Based Loan Facility	USD	660	07-Dec-22	Revolving	519	519	141
Lease obligations	Various	–	–	Amortizing	–	356	–
Other borrowings/credit lines	EUR/USD	–	Rolling	Amortizing	–	2	1
Total borrowings / undrawn facilities						7,289	142
Deferred debt issue costs, bond discounts and bond premium						(116)	–
Net borrowings / undrawn facilities						7,173	142
Cash and cash equivalents						(1,448)	1,448
Derivative financial instruments used to hedge foreign currency and interest rate risk						(35)	–
Net debt / available liquidity						5,690	1,590

The Group refinanced certain debt obligations in the quarter, following which the Group has no bond maturities before 2025. The maturity profile of the Group’s Senior Secured Notes and Senior Notes is as follows:

	At June 30,	At December 31,
	2020	2019
	$'m	$'m
Within one year or on demand	–	–
Between one and three years	–	695
Between three and five years	1,529	832
Greater than five years	4,883	4,029
Total Senior Secured Notes and Senior Notes	6,412	5,556

11

Reconciliation of Group (loss)/profit for the period to Adjusted profit

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$'m	$'m	$'m	$'m
(Loss)/profit for the period - Group	(64)	69	19	82
Share of post-tax loss in equity accounted joint venture	17	—	20	—
	(47)	69	39	82
Exceptional items (9)	84	4	60	17
Tax credits associated with exceptional items (9)	(14)	(10)	(28)	(13)
Intangible amortization	58	66	116	131
Tax credit associated with intangible amortization	(13)	(13)	(27)	(27)
(Gains)/losses on derivative financial instruments and non-recurring Trivium transaction related foreign currency impact in net finance expense	(1)	(2)	(21)	7
	67	114	139	197
Share of Adjusted profit in equity accounted joint venture	20	—	21	—
Adjusted profit for the period - Group (10)	87	114	160	197

Weighted average common shares	236.36	236.36	236.36	236.36

(Loss)/earnings per share	(0.27)	0.29	0.08	0.35

Adjusted earnings per share - Group (10)	0.37	0.48	0.68	0.83

(9) Exceptional items, before tax for the six months ended June 30, 2020, include $74 million debt refinancing and settlement costs related to the redemption of notes in May and June, $6 million transaction-related and other costs, $2 million start-up related costs, $22 million gain arising from the finalization of the completion accounts relating to the disposal of Food & Specialty and $28 million tax credits, primarily relating to recent U.S. tax reform and debt refinancing and settlement costs.

Total exceptional items for the six months ended June 30, 2019 include $15 million related to the Group’s capacity realignment programs, including $7 million restructuring costs, $4 million property, plant and equipment impairment charges and $4 million start-up related costs, $15 million related to a provision for a court award and related interest, net of the tax adjusted indemnity receivable in respect of the Group’s U.S. glass business legal matter, $14 million in transaction-related costs and $8 million of exceptional items from the discontinued operation, net of tax, partly offset by a $37 million pension service credit recognized in Glass Packaging North America following amendments to the pension scheme and $11 million from tax credits primarily related to the provision for a court award and related interest in respect of the Group’s U.S glass business legal matter.

(10) Adjusted earnings per share and Adjusted profit for the three and six months ended June 30, 2020 include the Group’s share of the Adjusted profit of its material equity accounted joint venture, Trivium Packaging B.V.. The Group’s share of the results of Trivium Packaging B.V. has been accounted for in accordance with the Group’s accounting policies. The Adjusted profit of Trivium Packaging B.V. included in the Group’s Adjusted profit has been calculated in conformity with the Group’s definition and presentation of Adjusted profit, namely that the result for the period has been adjusted for the joint venture’s exceptional items, net of tax and amortization, net of tax in order to derive Adjusted profit. The comparative periods include the results of the divested Food & Specialty business which have been presented as a Discontinued Operation.

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Reconciliation of (loss)/profit for the period to Adjusted EBITDA, cash generated from operations, operating cash flow and Adjusted free cash flow

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$'m	$'m	$'m	$'m
(Loss)/profit from continuing operations	(59)	37	(3)	16
Income tax (credit)/charge	(6)	7	4	(1)
Net finance expense	145	108	179	240
Depreciation and amortization	169	162	336	324
Exceptional operating items	5	(4)	8	7
Share of post-tax loss in equity accounted joint venture	17	—	20	—
Adjusted EBITDA from continuing operations	271	310	544	586
Movement in working capital	37	(53)	(372)	(230)
Transaction-related, start-up and other exceptional costs paid	(13)	(10)	(67)	(17)
Exceptional restructuring paid	—	(6)	(1)	(8)
Cash generated from continuing operations	295	241	104	331
Transaction-related, start-up and other exceptional costs paid	13	10	67	17
Capital expenditure (11)	(104)	(126)	(230)	(280)
Lease payments	(21)	(18)	(43)	(34)
Operating cash flow from continuing operations	183	107	(102)	34
Operating cash flow from discontinued operation	—	(6)	—	(49)
Operating cashflow - Group (12)	183	101	(102)	(15)
Interest paid	(73)	(129)	(157)	(210)
Income tax paid	(11)	(22)	(23)	(38)
Adjusted free cash flow - Group (12)	99	(50)	(282)	(263)

(11) Capital expenditure for the three and six months ended June 30, 2020, includes $35 million and $76 million relating to Business Growth Investment projects respectively.

(12) Operating cash flow – Group and Adjusted free cash flow – Group results for the three and six months ended June 30, 2019 reflect that the Group divested the Food & Specialty business as of October 31, 2019. As a result, the operating cash flow that was previously presented as part of the Group’s operating cash flow in prior periods is now presented as the Discontinued Operation.

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